Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2006	2007
Fixed charges (a)
Interest expense	$149	$156
Amortization of debt issuance costs and debt discount	8	9
Portion of rental expense representative of interest	15	16

Total fixed charges	$172	$181

Earnings
Income (loss) before income taxes	$(77)	$(83)
Fixed charges per above	172	181

Total earnings	$95	$98

Ratio of earnings to fixed charges	*	*

*	Earnings for the three months ended March 31, 2006 and 2007 were inadequate to cover fixed charges by $77 million and $83 million, respectively.
(a)	Fixed charges for 2007 excludes approximately $28 million of expense associated with the early retirement of the $400 million of senior floating rate notes due 2013.